Exhibit 21

Subsidiaries of Ferrellgas, L.P.

All subsidiaries are owned 100% directly or indirectly, unless otherwise indicated.

Ferrellgas Finance Corp.	Delaware
Ferrellgas Receivables LLC	Delaware
Quickship, Inc.	Delaware
Uniflame Corporation	Delaware
Blue Rhino Global Sourcing, LLC	Delaware
Blue Rhino Canada, Inc.	Delaware
bluebuzz.com, Inc.	Delaware
R4 Technical Center — North Carolina, LLC	Delaware	50% ownership
Uni-Asia, Ltd.	Seychelles